UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              BioVeris Corporation
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   090676 10 7
                                 (CUSIP Number)

                                 Louise Guarneri
                           Credit Suisse First Boston
                              Eleven Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 23, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

USIP No. 090676 10 7                  13D/A

   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
        (b) [X]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [X]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland

                           7    SOLE VOTING POWER

                                See Item 5.

    NUMBER OF SHARES       8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                See Item 5.
     EACH REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH
                                See Item 5.

                           10   SHARED DISPOSITIVE POWER

                                See Item 5.

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5.

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5.

   14   TYPE OF REPORTING PERSON*

        BK, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Credit Suisse First Boston (the "Bank"), on behalf of itself and its subsidiaries, to the extent they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"), hereby amends the Statement on Schedule 13D filed by the Reporting Person on February 24, 2004, and subsequently amended on June 22, 2004, (as amended, the "Statement"), relating to the Common Stock, $0.001 par value (the "Shares"), of BioVeris Corporation, a Delaware corporation (the "Company"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). Unless otherwise indicated, all capitalized terms used herein have the same meanings respectively ascribed to them in the Statement.

Item 3.           Source and Amount of Funds.

         Item 3 is hereby amended to read in its entirety as follows:

         On February 13, 2004, IGEN International, Inc. ("IGEN") announced that it had been acquired by Roche Holding Ltd. in a transaction (the "Merger"), in which IGEN stockholders received US$47.25 in cash, without interest, and one Share of the Company for each share of IGEN common stock they owned immediately prior to the closing. On February 13, immediately prior to closing, CSFB LLC held 1,128,441 shares of IGEN common stock. The aggregate consideration (exclusive of commissions) paid by CSFB LLC for these shares of IGEN was US$64,911,068.75. CSFB LLC received 1,128,441 Shares as a result of the Merger.

         Following the Merger, CSFB has acquired an additional 680,449 Shares. The aggregate consideration (exclusive of commissions) paid by CSFB LLC for these additional Shares was US$9,254,016.

         The funds used by CSFB LLC to make these acquisitions, and the acquisitions described in Schedule B attached hereto, came from working capital.

Item 4.           Purpose of the Transaction.

         Item 4 is hereby amended to read in its entirety as follows:

         CSFB LLC has acquired 28,461 Shares for customer facilitation purposes, 600,000 Shares as part of risk arbitrage trading strategies, 7,991 Shares as part of statistical arbitrage trading strategies, 5,000 Shares as part of its activities related to discretionary trading accounts and 650,000 Shares as part of its activities related to proprietary trading accounts.

         CSFB LLC intends to optimize the value of its investments and, therefore, will review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, CSFB LLC may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

         Except as set forth herein, each of the Reporting Person and CSFB LLC has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         Item 5 is hereby amended to read in its entirety as follows:

         (a) As of June 23, 2004, the Reporting Person may be deemed to own beneficially an aggregate amount of 1,291,452 Shares, representing 4.8% of the outstanding Shares. All such Shares were held directly by CSFB LLC.

         To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-4 attached hereto, beneficially owns any additional Shares.

         (b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CSFBI, CSFB-USA and CSFB LLC.

         (c) Schedule B, which is incorporated herein by reference, sets forth the transactions in the Shares effected by the Reporting Person and its subsidiaries during the period beginning June 21, 2004 and ending June 23, 2004, inclusive.

         (d) No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person, CSFBI, CSFB-USA or CSFB LLC.

         (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Shares as of June 23, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.           Material to be filed as Exhibits.

                  Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: June 24, 2004

                                 Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit.

                                 By: /s/ Louise Guarneri
                                     ----------------------------
                                     Name: Louise Guarneri
                                     Title:  Director

            The following Schedules are hereby amended to read in their entirety as follows:

                                  SCHEDULE A-1

                   EXECUTIVE OFFICERS OF THE REPORTING PERSON


The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name                         Business Address            Title                                   Citizenship
------------------------     ------------------------    ----------------------------------      --------------
Brian D. Finn                Eleven Madison Avenue       President, Chief Executive Officer      United States
                             New York, NY 10010


John J. Mack                 Eleven Madison Avenue       Chairman, Second Chief Executive        United States
                             New York, NY 10010          Officer

Bennett J. Goodman           Eleven Madison Avenue       Chairman and Managing Partner of        United States
                             New York, NY 10010          the Alternative Capital Division
                             USA

Christopher Carter           Eleven Madison Avenue       Chairman of Europe                      Great Britain
                             New York, NY 10010
                             USA

Brady W. Dougan              Eleven Madison Avenue       Co-President, Institutional             United States
                             New York, NY 10010          Securities
                             USA

Stephen R. Volk              Eleven Madison Avenue       Chairman of CSFB                        United States
                             New York, NY 10010
                             USA

Thomas R. Nides              Eleven Madison Avenue       Chief Administrative Officer            United States
                             New York, NY 10010
                             USA

Richard Edward Thornburgh    Eleven Madison Avenue       Ex Officio Member of the Operating      United States
                             New York, NY 10010          Committee and the Executive Board
                             USA

Adebayo Ogunlesi             Eleven Madison Avenue       Global Head of Investment Banking       Nigeria
                             New York, NY 10010
                             USA

Eileen K. Murray             Eleven Madison Avenue       Head of Global Technology,              United States
                             New York, NY 10010          Operations and Product Control
                             USA

Gary G. Lynch                Eleven Madison Avenue       Global General Counsel and Vice         United States
                             New York, NY 10010          Chairman to Oversee Research and
                             USA                         Legal and Compliance Departments

Paul Calello                 Eleven Madison Avenue       Chairman and Chief Executive            United States
                             New York, NY 10010          Officer of the Asia-Pacific Region
                             USA

John A. Ehinger              Eleven Madison Avenue       Co-Head of the Equity Division          United States
                             New York, NY 10010
                             USA

James P. Healy               Eleven Madison Avenue       Co-Head of the Fixed Income Division    United States
                             New York, NY 10010
                             USA

James E. Kreitman            One Cabot Square            Co-Head of the Equity Division          United States
                             London E14 4QJ
                             United Kingdom

Jerome C. Wood               Eleven Madison Avenue       Co-Head of the Fixed Income Division    United States
                             New York, NY 10010
                             USA

Barbara A. Yastine           Eleven Madison Avenue       Chief Financial Officer                 United States
                             New York, NY 10010
                             USA

Joanne Pace                  Eleven Madison Avenue       Global Head of Human Resources          United States
                             New York, NY 10010
                             USA

                                  SCHEDULE A-2

      EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.


Name                       Business Address               Title                                         Citizenship
-----------------------    ------------------------       ----------------------------------            --------------
Brian D. Finn              Eleven Madison Avenue           President, Chief Executive Officer            United States
                           New York, NY 10010
                           USA

Paul C. Wirth              Eleven Madison Avenue           Managing Director, Chief Accounting Officer   United States
                           New York, NY 10010
                           USA

Adebayo O. Ogunlesi        Eleven Madison Avenue           Managing Director                             Nigeria
                           New York, NY 10010
                           USA

Brady W. Dougan            Eleven Madison Avenue           Managing Director                             United States
                           New York, NY 10010
                           USA

Carlos Onis                Eleven Madison Avenue           Managing Director                             United States
                           New York, NY 10010
                           USA

D. Wilson Ervin            Eleven Madison Avenue           Managing Director                             United States
                           New York, NY 10010
                           USA

Gary G. Lynch              Eleven Madison Avenue           Managing Director and General Counsel         United States
                           New York, NY 10010
                           USA

Jeffrey H. Salzman         Eleven Madison Avenue           Managing Director                             United States
                           New York, NY 10010
                           USA

Lewis H. Wirshba           Eleven Madison Avenue           Managing Director and Treasurer               United States
                           New York, NY 10010
                           USA

Neil Moskowitz             Eleven Madison Avenue           Managing Director                             United States
                           New York, NY 10010
                           USA

Neil Radey                 Eleven Madison Avenue           Managing Director                             United States
                           New York, NY 10010
                           USA

Robert C. O'Brien          Eleven Madison Avenue           Managing Director and Chief Credit Officer    United States
                           New York, NY 10010
                           USA

Eileen K. Murray           Eleven Madison Avenue           Managing Director                             United States
                           York, NY 10010
                           USA

                                  SCHEDULE A-3

   EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.


Name                         Business Address                Title                                         Citizenship
-----------------------      ------------------------        ----------------------------------            --------------

Brian D. Finn                Eleven Madison Avenue           President, Chief Executive Officer and        United States
                             New York, NY 10010              Board Member
                             USA

Paul C. Wirth                Eleven Madison Avenue           Chief Financial and Accounting Officer        United States
                             New York, NY 10010
                             USA

Adebayo O. Ogunlesi          Eleven Madison Avenue           Board Member, Managing Director and Head of   Nigeria
                             New York, NY 10010 USA          Global Investment Banking
                             USA

Eileen K. Murray             Eleven Madison Avenue           Board Member and Managing Director            United States
                             New York, NY 10010
                             USA

Brady W. Dougan              Eleven Madison Avenue           Head of the Securities Division and Board     United States
                             New York, NY 10010              Member
                             USA

Andrew B. Federbusch         Eleven Madison Avenue           New Managing Director                         United States
                             New York, NY 10010
                             USA

Barbara A. Yastine           Eleven Madison Avenue           Board Member and Managing Director            United States
                             New York, NY 10010
                             USA

Jeffrey H. Salzman           Eleven Madison Avenue           Managing Director and Head of Private         United States
                             New York, NY 10010              Client Services
                             USA

D. Wilson Ervin              Eleven Madison Avenue           Head of Strategic Risk Management             United States
                             New York, NY 10010
                             USA

Peter E. Calamari            Eleven Madison Avenue           Managing Director                             United States
                             New York, NY 10010
                             USA

Gary G. Lynch                Eleven Madison Avenue           Managing Director and General Counsel         United States
                             New York, NY 10010
                             USA

Neil Radey                   Eleven Madison Avenue           Managing Director                             United States
                             New York, NY 10010
                             USA

Lewis H. Wirshba             Eleven Madison Avenue           Treasurer                                     United States
                             New York, NY 10010
                             USA

Robert C. O'Brien            Eleven Madison Avenue           Chief Credit Officer                          United States
                             New York, NY 10010
                             USA

Jerome C. Wood               Eleven Madison Avenue           Managing Director                             United States
                             New York, NY 10010
                             USA

Frank J. DeCongelio          Eleven Madison Avenue           Bank Account Officer and Managing Director    United States
                             New York, NY 10010
                             USA

John A. Ehinger              Eleven Madison Avenue           Managing Director                             United States
                             New York, NY 10010
                             USA

James P. Healy               Eleven Madison Avenue           Managing Director                             United States
                             New York, NY 10010
                             USA

James E. Kreitman            One Cabot Square                Managing Director                             United States
                             London E14 4QJ
                             United Kingdom

Luther L. Terry, Jr.         Eleven Madison Avenue           Managing Director                             United States
                             New York, NY 10010
                             USA


                                  SCHEDULE A-4

       EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON LLC


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.


Name                         Business Address                Title                                    Citizenship
-----------------------      ------------------------        ----------------------------------       -----------------

David C. Fisher               Eleven Madison Avenue          Chief Financial Officer and Member       United States
                              New York, NY 10010             of the Board of Managers
                              USA

John A. Ehinger               Eleven Madison Avenue          Member of the Board of Managers          United States
                              New York, NY 10010
                              USA

Brian D. Finn                 Eleven Madison Avenue          Member of the Board of Managers          United States
                              New York, NY 10010
                              USA

Jerome C. Wood                Eleven Madison Avenue          Member of the Board of Managers      United States
                              New York, NY 10010
                              USA

Frank J. DeCongelio           Eleven Madison Avenue          Head of Operations                   United States
                              New York, NY 10010
                              USA

Lewis H. Wirshba              Eleven Madison Avenue          Treasurer                            United States
                              New York, NY 10010
                              USA

Gary G. Lynch                 Eleven Madison Avenue          Managing Director and General        United States
                              New York, NY 10010             Counsel
                              USA

                                   Schedule B

                         Credit Suisse First Boston LLC

  The following Share trades were effected on the NASDAQ in ordinary trading:

    DATE             BUY/SELL                SHARES                    PRICE
 ---------           -------                 ------                    -----
  6/21/2004           BUY                      100                     9.73
  6/21/2004           SELL                     196                    10.00
  6/21/2004           BUY                      900                     9.83
  6/21/2004           BUY                      300                     9.93
  6/22/2004           BUY                      100                     9.71
  6/22/2004           SELL                     300                     9.45
  6/22/2004           SELL                     700                    10.45
  6/22/2004           SELL                     100                    11.45
  6/22/2004           BUY                      100                     9.47
  6/22/2004           BUY                      300                     9.44
  6/22/2004           BUY                    1,064                     9.58
  6/23/2004           SELL                   1,900                     8.49
  6/23/2004           SELL                 346,563                     8.01
  6/23/2004           BUY                   27,940                     7.58
  6/23/2004           BUY                      200                     8.02
  6/23/2004           SELL                  12,800                     7.78
  6/23/2004           SELL                   1,500                     7.80
  6/23/2004           SELL                   5,300                     7.71
  6/23/2004           BUY                    2,000                     7.80
  6/23/2004           SELL                   7,700                     8.45
  6/23/2004           BUY                      300                     8.89
  6/23/2004           SELL                     400                     8.45
  6/23/2004           BUY                      100                     8.14
  6/23/2004           BUY                      100                     7.89
  6/23/2004           SELL                 105,837                     7.66
  6/23/2004           SELL                   2,000                     7.80